FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 24, 2007

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated July 24, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date:  July 24, 2007
By: /s/ Marc Beuls
Name: Marc Beuls
Title: President and Chief Executive Officer

By: /s/ David Sach
Name: David Sach
Title: Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.
FOR IMMEDIATE RELEASE
July 24, 2007

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2007

New York and Stockholm – July 24, 2007 – Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announces results for the quarter and six months ended June 30, 2007.

•	80% increase in revenues for Q2 to $613m (Q2 06: $341m) *
•	65% increase in EBITDA for Q2 to $263m (Q2 06: $160m) *
•	Subscriber increase for Q2 of 84%, bringing total subscribers to 18m*
•	Profit before taxes from continuing operations for Q2 of $134m (Q2 06: $75m) *
•	Net profit for Q2 of $102m (Q2 06: $34m)
•	Basic earnings per common share for Q2 of $1.01 (Q2 06: $0.34)

•	83% increase in revenues for H1 to $1,176m (H1 06: $644m) *
•	69% increase in EBITDA for H1 to $511m (H1 06: $302m) *
•	Profit before taxes from continuing operations for H1 of $263m (H1 06: $152m) *
•	Net profit for H1 of $447m (H1 06: $67m) **
•	Basic earnings per common share for H1 of $4.43 (H1 06: $0.67) **
*   Excludes discontinued operations
** Includes gain on sale of Paktel Limited of $258 million

Chief Executive Officer’s Review

Marc Beuls, Chief Executive Officer, comments:  “In the second quarter of 2007, Millicom delivered another strong set of results. Second quarter revenues increased by 80%, from $341 million in the second quarter of 2006 to $613 million in the second quarter of 2007, EBITDA rose by 65% to $263 million, and the Group’s margin was 43%.  Overall, average revenues per subscriber (“ARPUs”) have remained steady despite aggressive price reductions in many countries during the second quarter, particularly in Africa, to further enhance the affordability of our products.  Competition in our markets continues to be strong, and we are facing faster reactions from our competitiors, particularly in Central America.  We need to remain innovative and a leader in offering value for money.  We also continually review our subscriber bases to ensure that we retain high quality customers, which should help to maintain our ARPUs.

“We have continued to invest in the networks in all our regions as the move to per second billing is an additional driver of growth and we need additional network capacity to process this increase in minutes of use. Millicom has introduced per second billing in most of its markets. In addition, we are continuing to aggressively expand our networks in Africa and Asia.  Furthermore, in Colombia there has been a need to extend the geographic coverage of the network as this operation focuses on growing its subscriber base and improving its distribution. We reiterate our stated capex target of over $800 million for the Group for the full year 2007. With investments of $183 million in the first quarter and an increased level of spending in the second quarter of $208 million, expenditure is following a pattern of increasing capex throughout 2007.

“We continue to grow our subscriber base at a steady rate and today we have 18 million subscribers on our networks. We feel confident that we can maintain the current rate of approximately 1.5 million net additions each quarter despite an expected higher than usual churn of customers due to the phasing out of our legacy TDMA and CDMA networks in Latin America in 2007 and early 2008, which are still used by nearly one million customers.  We expect that the higher ARPU customers will be able to afford a GSM handset and will migrate to our GSM networks.  The low ARPU customers are unlikely to be able to afford the handsets and, therefore, we will likely lose many of them.  The loss of these customers will have little impact on revenues because of their low ARPUs, but it is important to take this action to release spectrum in the 850 and 1900 bands for 3G services which we are planning to launch in our existing spectrum bands based on our current licenses in Latin America during 2008/9.

“Central and South America continue to be the fastest growing regions having been the first to launch tigo, aggressively rolling out e-PIN, and now having the benefit of per second billing. During the first quarter of 2007, we saw traffic increase by about 25% over two months in Central America which compensated for the 25% effective tariff reduction as a result of the introduction of per second billing in early February. In the second quarter, we saw a continuation of this acceleration in growth in the total number of minutes in Central America with revenues increasing by 49% during the second quarter of 2007 and EBITDA by 52%.  Different from our experience in South America when we launched per second billing, subscriber growth has been unusually strong so soon after the launch which has resulted in slightly lower ARPUs from deeper penetration. The EBITDA margin remained strong at 53%, reflecting the high level of on-net traffic that we generate as our market shares have strengthened across the region.

“In South America, excluding Colombia Móvil which was acquired in the fourth quarter of 2006, underlying quarterly year-on-year revenue growth was 58% and EBITDA growth was 74%. Revenue growth in Paraguay continues to be strong and its strong EBITDA margin of 53% reflects a number of factors: a strong market share, a high level of recurring revenue from Value Added Services and the benefits of per second billing, which are still being harvested 18 months after launch. In Colombia, progress has been very encouraging and in the second quarter subscriber intake was 92,805, reflecting our objective to grow Colombia Móvil’s market share quickly by improving the distribution system and marketing of tigo. An independent report by AC Nielsen dated May 2007, shows that the tigo prepaid distribution network in terms of points of sale with inventory is now second in the market. We believe we are quickly closing this gap. The EBITDA margin of Colombia Móvil continues to exceed our expectations and in the second quarter of 2007 it increased to 25%, up from 21% in the first quarter of 2007 and 16% in the fourth quarter of 2006.  Some momentum in revenue growth has now been achieved in Colombia but we expect to see the main benefits in the third quarter of 2007 and beyond with the implementation of Colombia Móvil’s improved distribution network.

“In Africa, quarterly revenues and EBITDA were up by 46% and 15% respectively year-on-year and the EBITDA margin was 31%. We believe that our African businesses can achieve higher levels of growth as we continue to invest heavily in expanding the networks. However, the lack of infrastructure in Africa, particularly the lack of roads and power, brings specific challenges which can slow down our expansion and increases the operating costs, impacting EBITDA.  Our aggressive plans to grow the businesses are temporarily impacting subscribers, revenues and particularly EBITDA in the short-term.  A promotion in Ghana in the first quarter of 2007 to lower the price of the SIM cards attracted many new subscribers but caused the number of subscribers to fall in the second quarter as a proportion of these new subscribers were not viable long-term customers.  In Senegal, new legislation was introduced that requires us to register our customers, which significantly impacted new subscriber intake in May and June, and will continue to dampen growth in the third quarter.  We expect that subscriber growth will accelerate at the beginning of the fourth quarter.  Also in Senegal, there were one-off costs of roughly $3 million that impacted EBITDA.  Furthermore, both Ghana and Tanzania reduced prices aggressively in the second quarter which temporarily impacted revenues and EBITDA for this quarter, but should benefit the rest of the year. In the second quarter we saw the benefits of the actions taken by the new management in Tanzania and we expect this operation to improve its performance in the future.  The beneficial effect of the launch of tigo is particularly evident in Chad which has been Millicom’s most successful launch ever.  Good progress is also being made with the rollout of the network in the DRC.

“In Asia, we introduced per-second billing in Cambodia in mid-January and tigo was launched in Sri Lanka in January and in Laos in March, demonstrating the improved offering that we now have in Asia. Revenues in Sri Lanka were up 61% versus the second quarter of 2006 reflecting the substantial investments that have been made in the network in 2006 and early 2007. Overall, Asia reported a 35% growth in revenues, a 44% growth in EBIDTA and a margin of 42%.

“With growth continuing at a strong pace fuelled by increasing capex across our markets, we expect 2007 to be another record year for the Group.

“This year's investor visit will be held between 29th October and 1st November in Colombia. We look forward to showing visitors how succesfully we are operating in this market only a year after entering the market with tigo.”

FINANCIAL SUMMARY FOR THE PERIOD TO JUNE  30, 2007 AND 2006

REPORTED NUMBERS US$ ‘000	Q2 2007	Q2 2006	Q on Q change	H1 2007 (v)	H1 2006	H1 to H1 change
Revenues (i)	613,350	341,332	80%	1,176,051	644,248	83%

EBITDA(i) (ii)	262,501	159,510	65%	510,578	302,445	69%

EBITDA margin	43%	47%	-	43%	47%	-

Profit for the period	101,565	33,854		446,765	67,261

Total subscribers(i) (iii)	17,966,993	9,759,901	84%	-	-	-

Attributable subcribers(i) (iv)	15,286,606	8,182,290	87%	-	-	-

(i)	Excludes discontinued operations
(ii)
EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs, general and administrative expenses from revenues and other operating income.

(iii)	Total subscriber figures represent the worldwide total number of subscribers of mobile systems in which Millicom has an ownership interest.
(iv)	Attributable subscribers are calculated as 100% of subscribers in Millicom’s subsidiary operations and Millicom’s percentage ownership of subscribers in each joint venture operation.
(v)	H1 profit includes gain on sale of Paktel Limited of $258 million

FINANCIAL AND OPERATING SUMMARY

•	Record revenues of $613 million in Q2 2007, up 80% vs Q2 2006

•	Record EBITDA of $263 million in Q2 2007, up 65% vs Q2 2006

•	Investments include capex of $208 million for the second quarter and $391 million for the first half

•	Cash and cash equivalents of $1,087 million at end of Q2 2007

•	Cash upstreaming of $427 million in the first half

•	Net debt of $549 million with a Net Debt to extrapolated full year EBITDA ratio of 0.5 to 1 enabling significant continuing investment

•	Strong subscriber growth with total subscribers at 18 million, an increase of 84% compared to Q2 2006

•	1.5 million net new total subscribers added in Q2 2007

•	Total mobile minutes increased by 91% for the three months ended June 30, 2007 from the same quarter in 2006 and prepaid minutes increased by 95% in the same period.

REVIEW OF OPERATIONS
FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2007

Total revenues for the three months ended June 30, 2007 were $613.4 million, an increase of 80% from the second quarter of 2006 excluding discontinued operations.  The Central American operations produced a 49% increase in revenues from $181.4 million for the second quarter of 2006 to $270.5 million for the second quarter of 2007.  This increase in revenues was achieved despite a 25% effective tariff reduction from the introduction of per-second billing in February 2007, demonstrating the strong price elasticity in these markets.

The momentum in South America continued with underlying year on year organic revenue growth of 58% for the quarter, excluding Colombia. This region has benefited from the introduction of e-PIN and per second billing, and the focus on value-added services, which have led to strong ARPUs, particularly in Paraguay.  Including Colombia, which was consolidated in the fourth quarter of 2006, revenues for South America were $188.4 million.

Revenues for Africa in the second quarter were $106.4 million compared to $72.7 million in the second quarter of 2006, representing an increase of 46%. Millicom continues to deliver good revenue growth in Africa through increased capex to expand our networks. Excluding DRC and Chad, which are in the start up phase and therefore growing from a low base, the strongest market was again Ghana which grew by 83% from the second quarter of 2006. Revenue growth in Tanzania improved from the previous quarter following the recent change in the local management team.

Revenues for Asia grew by 35% year on year to $48 million and by 13% from the first quarter of 2007, driven by the tigo launches in Sri Lanka and Laos in the first quarter, and significant capex in 2006 and early 2007.

EBITDA for the three months ended June 30, 2007 was $262.5 million, a 65% increase from the second quarter of 2006.  Central America recorded growth in EBITDA of 52% from the second quarter of 2006 to $143.1 million and South America was up by 74% excluding Colombia for the same period, and by 195% to $65.7 million including Colombia. EBITDA for Africa increased by 15% to $33.4 million. EBITDA for Asia was $20.4 million, a 44% increase from the second quarter of 2006.

The Group EBITDA margin for the second quarter of 2007 was 43% compared to 47% for the second quarter of 2006.  Excluding Colombia, the consolidated EBITDA margin would have been 47% in the second quarter of 2007.  Central and South America recorded EBITDA margins of 53% and 35% respectively. The South American EBITDA margin was impacted by the lower than average margin in Colombia Movil of 25%. Excluding Colombia, the EBITDA margin in South America would have been 48%.  For Africa, the EBITDA margin was 31%, and for Asia it was 42%.

FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2007

Total revenues for the first half of 2007 were $1,176.1 million, an increase of 83% from the first half of 2006.    Revenues for Central America were $520.0 million, an increase of 54%, and for South America, revenues were up 64% excluding Colombia or by 296% including Colombia to $355.8 million.  Revenues for Africa were $209.6 million, increasing by 50%.  In Asia revenues were $90.6 million, up 29% year on year.

EBITDA was $510.6 million for the first half of 2007, an increase of 69% over the first half of 2006.  EBITDA for Central America for the first half of the year increased by 61% from the first half of 2006 to $279.4 million and increased by 198% for South America to $121.5 million or by 85% excluding Colombia.  Africa recorded a 23% increase to $71.9 million for the six months ended June 30, 2007.  EBITDA for Asia was $37.8 million for the first half of 2007, up 26% year on year.

The Group EBITDA margin for the six months to June 30, 2007 was 43%, for Central America it was 54%, for South America 34%, for Africa 35% and for Asia 42%.

Total mobile minutes increased by 98% for the first half of 2007 compared with the same period in 2006.

SUBSCRIBER GROWTH

In the second quarter of 2007 Millicom’s worldwide operations in Latin America, Africa and Asia added 1,451,515 net new total mobile subscribers.

At June 30, 2007, Millicom’s total mobile subscriber base increased by 84 % to 17,966,993 subscribers from 9,759,901 as at June 30, 2006.  Particularly significant year on year percentage increases were recorded in the Democratic Republic of Congo (382%), Sierra Leone (166%), Chad (97%), Honduras (94%) and El Salvador (84%).  Millicom’s attributable subscriber base increased to 15,286,606 as at June 30, 2007 from 8,182,290 as at June 30, 2006, an increase of 87%.

Prepaid subscribers accounted for 95 % or 17,051,085 of the total mobile subscribers reported at the end of the second quarter.

 COMMENTS ON FINANCIAL STATEMENTS

•	The acquisition of Colombia Movil has impacted many areas of the financial statements, with particularly major impacts on the revenues, EBITDA, subscriber numbers, depreciation, and Capex.

•	The depreciation charge in 2007 is substantially higher than in 2006 due to higher capital expenditures and the impact of acquiring Colombia Movil.

•	The increase in property, plant and equipment (PPE) from December 31, 2006 is primarily a result of the higher capex levels to greatly improve the quality and coverage of the networks.

•
Paktel Limited (Pakistan) was classified as an asset held for sale in the fourth quarter of 2006 and its assets have been segregated and shown on separate lines on the December 31, 2006 balance sheet. Paktel was sold to China Mobile Communications Corporation in the first quarter of 2007.  Paktel, Pakcom, Vietnam and Peru have all been classified as discontinued operations in the financial statements and, accordingly, the current and prior year results have been amended to show these operations within a single line on the profit and loss statement.

OTHER INFORMATION

The amounts in the consolidated statements of profit and loss for the quarters and half years ended June 30, 2007 and 2006, the consolidated balance sheets as at June 30, 2007 and December 31, 2006, the condensed consolidated statements of cash flows for the half years ended June 30, 2007 and 2006 and the condensed consolidated changes in equity for the half years ended June 30, 2007 and 2006 are prepared in accordance with International Financial Reporting Standards (IFRS).

This report is unaudited.

Millicom’s financial results for the third quarter of 2007 will be published on October 23, 2007.

Millicom's investor and analyst visit will be held between 29th October and 1st November 2007 in Colombia. Those interested in joining this trip should call Shared Value to register their interest. Invitations with details on the trip will be sent out in early September.

Luxembourg, July 24, 2007.

Marc Beuls, President & Chief Executive Officer
David Sach, Chief Financial Officer

Millicom International Cellular S.A
15 rue Léon Laval
L-3372 Leudelange
Luxembourg
Tel : +352 27 759 101
Registration number: R.C.S. Luxembourg B 40.630

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in Asia, Latin America and Africa.  It currently has mobile operations and licenses in 16 countries.  The Group’s mobile operations have a combined population under license of approximately 287 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

David Sach	Telephone: +352 27 759 327
Chief Financial Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 15.00 UK / 16.00 CET / 10.00 EDT, on Tuesday, July 24, 2007.  The dial-in numbers are: +44 (0)20 7806 1956, +46 (0)8 5352 6407 or +1 718 354 1388 and participants should quote Millicom International Cellular.  Please go to our website at www.millicom.com for a copy of the slides to be discussed during the call.A live audio stream of the conference call can also be accessed at www.millicom.com.  Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration.  A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7806 1970 / +46 (0)8 5876 9441  or +1 718 354 1112, access code: 2048301#.

APPENDICES

•	Consolidated statements of profit and loss for the three months ended June 30, 2007 and 2006

•	Consolidated statements of profit and loss for the six months ended June 30, 2007 and 2006

•	Consolidated balance sheets as at June 30, 2007 and December 31, 2006

•	Condensed consolidated statements of cash flows for the six months ended June 30, 2007 and 2006

•	Condensed consolidated statements of changes in equity for the six months ended June 30, 2007 and 2006

•	Quarterly analysis by cluster

•	Total subscribers and market position by country

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the three months ended June 30, 2007 and 2006

	Quarter ended	Quarter ended
	Jun 30, 2007	Jun 30, 2006
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Revenues	613,350	341,332

Operating expenses

Cost of sales (excluding depreciation and amortization)	(164,341)	(94,645)

Sales and marketing	(106,042)	(49,833)

General and administrative expenses	(80,466)	(37,545)

Other operating income	-	201

EBITDA	262,501	159,510

Corporate costs	(11,910)	(10,095)

Stock compensation	(5,552)	(5,839)

(Loss) gain on disposal / write down of assets, net	(506)	507

Gain from sale of subsidiaries and joint ventures, net	-	4,478

Depreciation and amortization	(84,536)	(44,204)

Operating profit	159,997	104,357

Interest expense	(40,265)	(27,146)

Interest and other financial income	13,305	7,448

Other non-operating, net	(304)	(10,432)

Profit from associated companies	1,129	393

Profit before taxes from continuing operations	133,862	74,620

Taxes	(39,891)	(22,308)

Profit before discontinued operations and minority interest	93,971	52,312

Result from discontinued operations	2,653	(17,817)

Minority interest	4,941	(641)

Net profit for the period	101,565	33,854

Basic earnings per common share (US$)	1.01	0.34

Weighted average number of shares outstanding in the period (in thousands)	100,874	100,217

Profit for the period used to determine diluted earnings per common share	105,678	33,854

Diluted earnings per common share (US$)	0.98	0.33

Weighted average number of shares and potential dilutive shares outstanding in the period (in thousands)	107,908	101,209

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the six months ended June 30, 2007 and 2006

	Six months ended	Six months ended
	Jun 30, 2007	Jun 30, 2006
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Revenues	1,176,051	644,248

Operating expenses

Cost of sales (excluding depreciation and amortization)	(315,019)	(178,168)

Sales and marketing	(198,920)	(92,610)

General and administrative expenses	(151,534)	(71,722)

Other operating income	-	697

EBITDA	510,578	302,445

Corporate costs	(22,144)	(19,346)

Stock compensation	(10,171)	(6,593)

Loss on disposal / write down of assets, net	(634)	(514)

Gain from sale of subsidiaries and joint ventures, net	-	5,467

Depreciation and amortization	(162,698)	(86,199)

Operating profit	314,931	195,260

Interest expense	(79,404)	(55,457)

Interest and other financial income	25,690	14,021

Other non-operating, net	240	(2,895)

Profit from associated companies	1,781	655

Profit before taxes from continuing operations	263,238	151,584

Taxes	(87,624)	(47,850)

Profit before discontinued operations and minority interest	175,614	103,734

Gain on sale from discontinued operations	258,346	-

Result from discontinued operations	506	(34,467)

Minority interest	12,299	(2,006)

Net profit for the period	446,765	67,261

Basic earnings per common share (US$)	4.43	0.67

Weighted average number of shares outstanding in the period (in thousands)	100,812	100,111

Profit for the period used to determine diluted earnings per common share	454,989	67,261

Diluted earnings per common share (US$)	4.22	0.67

Weighted average number of shares and potential dilutive shares outstanding in the period (in thousands)	107,720	101,029

 Millicom International Cellular S.A.
Consolidated balance sheets
as at June 30, 2007 and December 31, 2006

	Jun 30	Dec 31,
	2007	2006
	(Unaudited)

	US$’000	US$’000
Assets

Non-current assets

Intangible assets, net	492,746	482,775

Property, plant and equipment, net	1,563,037	1,267,159

Investment in associates	8,547	6,838

Financial assets:

Pledged deposits	5,507	4,512

Other	16,238	21,713

Deferred taxation	3,442	3,706

Total non-current assets	2,089,517	1,786,703
Current assets

Financial assets:

Pledged deposits	6,746	45,402

Inventories	50,534	54,245

Trade receivables, net	189,312	185,455

Amounts due from joint ventures and joint venture partners	14,535	37,346

Amounts due from other related parties	1,785	1,221

Prepayments and accrued income	80,204	58,429

Current tax assets	11,906	4,916

Other current assets	104,448	83,512

Cash and cash equivalents	1,087,144	656,692

Total current assets	1,546,614	1,127,218

Assets held for sale	-	407,073

Total assets	3,636,131	3,320,994

Millicom International Cellular S.A.
Consolidated balance sheets
as at June 30, 2007 and December 31, 2006

	Jun 30, 2007	Dec 31 2006
	(Unaudited)
	US$’000	US$’000
Equity and liabilities
Equity
Share capital and premium (represented by 100,900,740 shares as of June 30, 2007)	381,504	372,526

Other reserves	22,948	2,966

Accumulated profits / (losses) brought forward	127,856	(39,565)

Net profit for the period / year	446,765	168,947

	979,073	504,874

Minority Interest	72,650	77,514

Total equity	1,051,723	582,388

Liabilities
Non-current liabilities

Debt and other financing:

10% Senior Notes	539,252	538,673

4% Convertible Notes – Debt component	175,393	171,169

Other debt and financing	763,742	649,153

Other non-current liabilities	49,911	49,353

Deferred taxation	38,063	34,368

Total non-current liabilities	1,566,361	1,442,716
Current liabilities

Other debt and financing	157,687	134,661

Capex payables	318,843	276,850

Other trade payables	194,611	151,454

Amounts due to joint ventures and joint venture partners	8,306	32,017

Amounts due to related parties	4,502	5,184

Accrued interest and other expenses	137,869	113,316

Current tax liabilities	60,745	89,077

Other current liabilities	135,484	99,292

Total current liabilities	1,018,047	901,851

Liabilities directly associated with assets held for sale	-	394,039

Total liabilities	2,584,408	2,738,606

Total equity and liabilities	3,636,131	3,320,994

Millicom International Cellular S.A.
Condensed consolidated statements of cash flows
for the six months ended June 30, 2007 and 2006

	Jun 30, 2007	Jun 30, 2006
	(Unaudited)	(Unaudited)
	US$’000	US$’000

EBITDA	510,578	302,445

Movements in working capital	65,787	36,021

Cash generated from continuing operations	576,365	338,466

Corporate costs	(23,873)	(18,701)

Net interest paid	(48,936)	(44,081)

Taxes paid	(101,245)	(56,626)

Net cash provided by operating activities	402,311	219,058

Cash flow used by investing activities	(320,177)	(299,592)

Cash flow provided by financing activities	79,767	47,473

Cash from continuing operations	161,901	(33,061)

Cash flow from / (used by) operating activities related to discontinued operations	(1,398)	(20,951)

Cash flow from / (used by) investing activities related to discontinued operations	263,037	(36,059)

Cash flow used by financing activities related to discontinued operations	-	(2,126)

Cash effect of exchange rate changes	6,912	2,381

Net increase / (decrease) in cash and cash equivalents	430,452	(89,816)

Cash and cash equivalents, beginning	656,692	596,567

Cash and cash equivalents, ending	1,087,144	506,751

Millicom International Cellular S.A.
Condensed consolidated statements of changes in equity
for the three months ended June 30, 2007 and June 30, 2006

	Jun 30, 2007	Jun 30, 2006
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Equity as at January 1	582,388	333,784

Profit for the period	446,765	67,261

Stock compensation	10,171	6,593

Fair value loss on available for sale financial assets	-	(3,308)

Shares issued via the exercise of stock options	2,561	11,797

Share issued via payment of bonuses	1,000	-

Movement in currency translation reserve	13,702	(442)

Minority interest	(4,864)	(9,995)
Equity as at June 30	1,051,723	405,690

Millicom International Cellular S.A.
Quarterly analysis by cluster
(Unaudited)

						Increase
	Q2 07	Q1 07	Q4 06	Q3 06	Q2 06	Q2 06 to Q2 07

Revenues (US$’000) (1)

Central America	270,520	249,475	250,866	207,258	181,420	49%
South America	188,424	167,409	162,344	62,308	51,576	265%
Africa	106,425	103,219	92,405	80,291	72,719	46%
Asia(1)	47,981	42,598	38,166	38,214	35,617	35%
Total Revenues	613,350	562,701	543,781	388,071	341,332	80%

Discontinued operations	-	6,130	12,124	14,432	20,299

EBITDA (US$’000) (1)

Central America	143,053	136,326	131,431	110,874	94,110	52%
South America	65,717	55,793	48,856	28,393	22,278	195%
Africa	33,383	38,537	32,831	31,095	28,944	15%
Asia(1)	20,348	17,421	16,073	15,150	14,178	44%
Total EBITDA	262,501	248,077	229,191	185,512	159,510	65%

Discontinued operations	741	422	(3,610)	(5,697)	(2,884)

Total mobile subs(1)

Central America	6,706,098	5,917,914	5,164,167	4,247,941	3,647,697	84%
South America	4,855,446	4,519,945	4,329,973	1,966,614	1,715,347	183%
Africa	3,954,080	3,809,185	3,425,680	3,215,415	2,689,513	47%
Asia	2,451,369	2,268,434	2,025,625	1,836,150	1,707,344	44%
Total	17,966,993	16,515,478	14,945,445	11,266,120	9,759,901	84%

Attributable mobile subs(1)

Central America	4,732,442	4,179,295	3,645,886	2,985,925	2,567,464	84%
South America	4,855,446	4,519,945	4,329,973	1,966,614	1,715,347	183%
Africa	3,793,573	3,659,047	3,286,083	3,092,132	2,571,130	48%
Asia	1,905,145	1,775,377	1,578,626	1,425,027	1,328,349	43%
Total	15,286,606	14,133,664	12,840,568	9,469,698	8,182,290	87%

(1)	Excludes discontinued operations.

Millicom International Cellular S.A.
Total subscribers and market position by country
(Unaudited)

Country and Equity Holding	Country Population (millions) (i)	MIC Market Position(ii)	Total Subscribers(iii)
			07 Q2	06 Q2	y-o-y Growth
Central America
El Salvador (100.0%)	7	1 of 5	1,767,587	962,822	84%
Guatemala(55.0%)	13	1 of 3	2,807,018	1,588,069	77%
Honduras(66.7%)	7	1 of 2	2,131,493	1,096,806	94%
			6,706,098	3,647,697	84%
South America
Bolivia(100.0%)	9	2 of 3	928,660	765,896	21%
Colombia (50.0% + 1 share)	44	3 of 4	2,291,660	-	-
Paraguay(100.0%)	7	1 of 4	1,635,126	949,451	72%
			4,855,446	1,715,347	183
Africa
Chad (87.5%)	10	2 of 2	264, 152	134,282	97%
DRC(100.0%)	66	4 of 4	230,122	47,702	382%
Ghana(100.0%)	23	2 of 4	1,286,947	737,749	74%
Mauritius(50.0%)	1	2 of 3	321,015	236,764	36%
Senegal(100.0%)	13	2 of 2	918,830	751,906	22%
Sierra Leone(100.0%)	6	3 of 5	76,567	28,771	166%
Tanzania (100.0%)	39	3 of 5	856,447	752,339	14%
			3,954,080	2,689,513	47%
Asia
Cambodia(58.4%)	14	1 of 4	1,313,827	911,593	44%
Laos (74.1%)	7	3 of 5	93,098	82,731	13%
Sri Lanka (100.0%)	21	2 of 4	1,044,444	713,020	46%
			2,451,369	1,707,344	44%

Total Subscribers			17,966,993	9,759,901	84%

(i)	Source: CIA The World Fact Book
(ii)	Source: Millicom. Market share derived from active subscribers based on interconnect
(iii)	Millicom has a policy of elimating subscribers who have not generated revenues for a period of 60 days